UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-38261

Kaixin Holdings

(Registrant’s name)

Unit B2-303-137, 198 Qidi Road

Beigan Community, Xiaoshan District

Hangzhou, Zhejiang Province

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

CONTENT

This Current Report on Form 6-K, including the exhibits filed herein, in connection with the unaudited consolidated financial results for the six months ended June 30, 2024 of Kaixin Holdings (“Kaixin” or the “Company”) is hereby incorporated by reference into the Registration Statement on Form F-3 (File No. 272954) of the Company and shall form a part thereof from the date on which this Current Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

First Half of 2024 Highlights

•	Total net revenues were US$0.0 million, representing a decrease of 100% from US$18.9 million in the first half of 2023.

•	Gross profit was US$0.0 million, representing a decrease of 100% from US$0.2 million in the first half of 2023.

•	Loss from operations was US$5.7 million, representing an increase of 42% from the loss from operations of US$4.1 million in the first half of 2023.

•	Net loss attributable to the Company was US$5.4 million, representing an increase of 20% from the net loss attributable to the Company of US$4.5 million in the first half of 2023.

Adjusted loss from operations (non-GAAP)1 was US$4.3 million, compared to an adjusted loss from operations of US$2.8 million in the first half of 2023.

Adjusted net loss (non-GAAP)2 was US$3.9 million, compared to an adjusted net loss of US$3.3 million in the first half of 2023.

First Half 2024 Results

Total net revenues were US$0.0 million, representing a decrease of 100% from US$18.9 million in the first half of 2023. The revenue decrease was mainly due to the dramatic decline in used-car sales during the Company’s transition of business strategy from sales of traditional cars in the domestic market to exporting sales of EVs to Southeastern Asia and other countries.

Cost of revenues was US$0.0 million, compared to that of US$18.7 million in the first half of 2023. The decrease in cost of revenues was in line with the decrease in revenues.

Gross profit was US$0.0 million, keeping stable with that of US$0.2 million in the first half of 2023.

Operating expenses were US$5.7 million, significantly higher than that of US$4.2 million in the first half of 2023. The difference in operating expenses between the two periods was largely due to the increase in general and administrative expenses.

Selling and marketing expenses were US$838 thousand, compared to $257 thousand in the first half of 2023.

General and administrative expenses were US$4.9 million, compared to that of US$4.0 million in the first half of 2023. The increase was primarily due to a $1.1 million amortization expense of intangibles recognized in the first half of 2024.

Loss from operations was US$5.7 million, compared with a loss of US$4.1 million in the first half of 2023. The difference in loss from operations between the two periods was largely due to the increase in operating expenses in the first half of 2024.

Net loss attributable to the Company was US$5.4 million, representing an increase of approximately 20% compared to that of US$4.5 million in the first half of 2023.

Adjusted loss from operations (non-GAAP)1 was US$4.3 million, compared to an adjusted loss from operations of US$2.8 million in the first half of 2023.

Adjusted net loss (non-GAAP)2 was US$3.9 million, compared to an adjusted net loss of US$3.3 million in the first half of 2023.

1.	Adjusted loss from operations is a non-GAAP measure. We define adjusted loss from operations as loss from operations excluding share-based compensation expenses. See “About Non-GAAP Financial Measures” below.

2.	Adjusted net loss is a non-GAAP measure. We define adjusted net loss as net loss excluding share-based compensation expenses. See “About Non-GAAP Financial Measures” below.

About Non-GAAP Financial Measures

To supplement Kaixin’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Kaixin uses “adjusted loss from operations” and “adjusted net loss”, which are defined as non-GAAP financial measures by the SEC, in evaluating its business. We define adjusted loss from operations as loss from operations excluding share-based compensation expenses. To facilitate investors and analysts, we present the foresaid impact in “Reconciliation of non-GAAP results of operations measures to the comparable GAAP financial measures” retrospectively. We present adjusted loss from operations and adjust net income (loss) because they are used by our management to evaluate our operating performance. We also believe that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies.

These non-GAAP financial measures are not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with GAAP.

About Kaixin Holdings

Kaixin Holdings is a leading new energy vehicle manufacturer in China, equipped with professional teams with rich experience in R&D, production, marketing, and production facilities with the capacity for stamping, welding, painting, and assembly operations. Kaixin produces multiple electric passenger and logistics vehicle models. The Company is committed to building up a competitive international market position that integrates online and offline presence and diversified business operations. Leveraging the expertise of its professional teams and driven by the inspiration for innovation and sustainability, Kaixin aims to contribute to achieving the goals of “peak carbon emissions and carbon neutrality”.

Safe Harbor Statement

This announcement may contain forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" or other similar expressions. Statements that are not historical facts, including statements about Kaixin’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; our expectations regarding demand for and market acceptance of our services; our expectations regarding the retention and strengthening of our relationships with auto dealerships; our plans to enhance user experience, infrastructure and service offerings; competition in our industry in China; and relevant government policies and regulations relating to our industry. Further information regarding these and other risks is included in our other documents filed with the SEC. All information provided in this announcement and in the attachments is as of the date of this announcement, and Kaixin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Exhibit Index

Exhibit	Description

99.1	Kaixin Holdings Unaudited Consolidated Financial Statements for the First Half of 2024
99.2	Reconciliation of Non-GAAP Results of Operations Measures to the Comparable GAAP Financial Measures

SIGNATURES

Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kaixin Holdings

Date: October 10, 2024	By:	/s/ Yi Yang
	Name:	Yi Yang
	Title:	Chief Financial Officer